UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Urgent.ly Inc.

(Name of Subject Company (Issuer))

Medford Hawk, Inc.

(Offeror)

Agero, Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Peter Necheles

Chief Legal Officer

400 Rivers Edge Drive

Medford, MA 02155

781-393-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark B. Stein, Esq.

Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Medford Hawk, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Agero, Inc., a Nevada corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.001 per share, of Urgent.ly Inc., a Delaware corporation (the “Company”), at a price per share of $5.50 net to the holder thereof in cash, without interest and subject to any applicable withholding taxes, pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 13, 2026, by and among Parent, Purchaser and the Company (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser shall (and Parent shall cause Purchaser to) commence the Offer no later than March 27, 2026. If successful, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is for informational purposes and does not constitute a recommendation with respect to the proposed tender offer, an offer to purchase, or a solicitation of an offer to sell any securities of the Company or any other entity, nor is it a substitute for any tender offer materials that Parent or the Company will file with the SEC. A solicitation and an offer to buy securities of the Company will be made only pursuant to an offer to purchase and related materials that Parent and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and the Company thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The offer to purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of the Company at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Parent or the Company, as applicable. Investors and securityholders may also obtain, free of charge, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “SEC Filings” section of the Company’s investor relations website at https://investors.geturgently.com/financials/sec-filings.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Parent, Purchaser and the Company, including statements regarding Parent and Purchaser’s proposed acquisition of the Company, the anticipated occurrence, manner and timing of the proposed tender offer, the closing of the proposed acquisition and the prospective benefits of the proposed acquisition, and other statements that are not statements of historical fact. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of Parent, Purchaser and Company assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect Parent and Purchaser’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding the tender offer, the subsequent Merger and other related matters, prospective performance and opportunities, post-closing operations and the outlook for the businesses of the Company, Purchaser and Parent; and any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the subsequent Merger; (ii) the risk that the tender offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders who will tender their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customer partners and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting the Company’s management’s attention from its ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs and liability; and (x) other factors as set forth from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 which was filed with the SEC on March 14, 2025, as amended by the Annual Report on Form 10-K/A, which was filed with the SEC on April 17, 2025, and any subsequent Quarterly Reports on Form 10-Q. Additional risks and uncertainties may be identified in the tender offer materials and other documents filed with the SEC in connection with the proposed transaction.

Any forward-looking statements set forth in this communication speak only as of the date of this communication. Parent and Purchaser do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.

Item 12. Exhibits.

Exhibit No.	Description

99.1	Press Release dated as of March 13, 2026.

99.2	Social Media Post dated as of March 13, 2026.